Set for Growth Annual General Meeting, 17 April 2024 CEO Presentation EXHIBIT 99.3 Company Logo

Important Notice and Disclaimers The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision.  Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements  This Presentation contains forward-looking statements about the Company and the industry in which it operates.  Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, ability to satisfy future capital needs, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission ("SEC"), including the Company's annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law. Industry and Market Data  This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business.  “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries.  Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto.  All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners. Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 2

Providing Revolutionary Solutions to the Battery Industry Investment Highlights Battery Technology Solutions division provides competitive advantage to accelerate innovation Intellectual property portfolio for synthetic graphite manufacturing and all-dry, zero-waste NMC cathode synthesis Customer and government financing support paving a path to profitability as a sector leader Large and growing market for battery materials supported by localization efforts Leading U.S. based battery materials and technology company with lower carbon footprint Riverside Facility in Tennessee Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 3

Competitive Advantage Through Synergistic Operating Structure Develops industry leading lithium-ion battery testing equipment while providing R&D services In-house testing technology and data solutions accelerate rapid advancements compared to industry standards Data solutions leverage AI and machine-learning algorithms to predict cell performance and reliability more quickly and accurately Leading domestic supplier of battery-grade synthetic graphite Large scale and sustainable production to advance North American battery supply chain Strategically positioned to accelerate clean energy transition through proprietary technology, advanced R&D, and partnerships Commercializing proprietary all-dry, zero-waste cathode synthesis technology  Process technology minimizes environmental impact while producing high-performance materials Pilot line producing samples with large-scale production of up to 10 tpa NOVONIX™ ANODE MATERIALS NOVONIX™ BATTERY TECHNOLOGY SOLUTIONS NOVONIX™ CATHODE MATERIALS Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 4

2023 Highlights - Advancing Battery Technology, Operations, and Partnerships Maintain Industry Leading R&D Efforts for Battery Materials Scale Operations – On Track to Deliver Commercial Production Secure Tier 1 Customers Launched 10 tpa pilot line for all-dry, zero-waste cathode synthesis process with Hatch study showcasing capital and process cost reductions Signed agreement with SandBoxAQ for battery technology insights driven by AI and advanced data analytics Secure Financing to Scale Operations Met target high-performance product specifications with first-in-the-world continuous closed-loop induction furnaces Generation 3 Furnaces met engineering specs on throughput, energy usage, and emissions Signed Joint Research and Development Agreement with LG Energy Solution (LGES) Continued providing material samples to major tier 1 customers  Issued US$30 million in convertible notes to LGES Awarded US$100 million grant for Riverside facility from U.S. Department of Energy Office of Manufacturing and Energy Supply Chains Company Logos ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 5

Our Leadership and Board of Directors Leadership Team Board of Directors Key leadership and technical experience: Scientific & Technical Advisors Admiral Robert J. Natter Chairman & Non-Executive Director Suresh Vaidyanathan Non-Executive Director Tony Bellas Deputy Chairman & Non-Executive Director Jean Oelwang Non-Executive Director Nick A. Liveris Chief Financial Officer Rashda Buttar Chief Legal and Administrative Officer Suzanne Yeates Financial Controller and Co-Secretary Darcy MacDougald Chief Operating Officer Danny Deas President | NAM Dr. Chris Burns Chief Executive Officer Lori Mcleod President | BTS Sharan Burrow AC Non-Executive Director Ron Edmonds Non-Executive Director Dr. Mark Obrovac Sponsored Researcher Dr. Jeff Dahn Chief Scientific Advisor Andrew N. Liveris AO Special Advisor Special Advisor Company Logos ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 6

Released Inaugural Sustainability Report Highlighting Our ESG Priorities Top Priority ESG Topics NOVONIX ESG Commitment Environmental  Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries Social The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX’s success and growth Governance NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value 1 2 3 4 5 6 7 8 9 10 Workforce Health & Safety Business Ethics Energy Management Greenhouse Gas Emissions Product Safety Employee Engagement Air Quality Waste & Hazardous Waste Mgmt. Supply Chain Environmental Impact Cybersecurity/Data Protection Aligning our practices, policies, and operations with our mission to provide revolutionary solutions to the battery industry. Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 7

Proprietary Process Technologies Leading the Clean Energy Transformation Environmental Benefits of NOVONIX Technology Reduced power requirements No reagents Clean power sources1 High-purity input materials 1 - Tennessee Valley Authority, 2022 Sustainability Report notes 52% of power is from carbon-free sources. 2 - The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite versus Chinese product. Anode Technology Cathode Technology Proprietary furnace and process technology Increased energy efficiency No chemical purification Proprietary all-dry, zero-waste cathode synthesis technology Simplified processing requirements and flowsheet Support higher-performance lithium-ion batteries resulting in longer life Negligible facility emissions LCA2 demonstrated a ~60% global warming potential decrease No sodium sulfate waste Eliminates process waste-water by ~65% Negligible facility emissions Inputs Process Outputs NVX Lower Global Warming Potential than China NOVONIX China - Synthetic Graphite China - Natural Graphite kg CO₂e/kg anode material 0 5 10 15 20 25 Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 8

NOVONIX is at the Forefront of Battery Technology Enables Quick Reliable Predictions of Battery Lifetime Materials Development and Characterization Cell Design and Prototyping Cell Testing Customer Research & Development Services UHPC Analytical materials lab Pouch and cylindrical cell manufacturing pilot line Diagnostic tools and performance testing Battery technology insights driven by AI & advanced data analytics  NOVONIX Battery Technology Solutions (BTS) provides cutting-edge technology that is highly sought after for R&D services to create the next-generation battery — potentially accelerating R&D from years to weeks with proprietary technology. UHPC Hardware R&D Services Data Solutions Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 9

Cathode Synthesis: Engineering Scoping Study Results Note: Please see Hatch disclaimer shown in Sept 12, 2023 press release on Study description and estimates. Fewer unit operations leads to simplified flowsheet Higher mass feed rate due to ‘hydroxide-free’ feedstock Hatch Study Estimated Findings [FEL-1] Capital Intensity Lowered by ~30% Operational Process Expenses Lowered by ~50% More Environmentally Friendly process Fewer unit operations leads to lower labor costs Low-to-no processing reagents Lower power consumption More efficient calcination Fewer processing steps Lower maintenance costs Lower waste treatment costs ~27% lower power consumption & CO2 intensity ~65% less water usage Eliminates production of sodium sulphate biproduct No ammonia required removing a significant safety risk NOVONIX engaged Hatch to provide a ‘Process Comparison Study’ by contrasting the NOVONIX all-dry, zero-waste cathode synthesis process against conventional cathode synthesis for comparative costs and environmental details. Company Logos ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 10

NOVONIX is Localizing the Synthetic Graphite Supply Chain

NOVONIX Anode Material Progress & Advantages

Domestic Supply
Producing high-performance synthetic graphite materials sustainably for local supply of tier 1 battery and OEM customers

High Performance
Our products are developed to meet or exceed tier 1 EV OEMs specifications

Cleaner, More Efficient Technology
Produced with cleaner energy sources with virtually zero emissions and uses no harmful chemicals

Strategic Relationships
Leveraging close collaboration with partners and customers to bring our anode materials to market

Key Strategic Relationships & Highlights

LG Energy Solution

- Signed a Joint Research and Development Agreement (JDA) with LGES in June 2023
  - Upon completion of JDA, LGES has the option to purchase up to 50K tonnes of artificial graphite anode material over a 10-year period
  - LGES invested $30 million in convertible notes

Panasonic ENERGY

- Supply Agreement with Panasonic Energy for 10K tonnes between 2025-28 and incorporates price adjustments for raw materials, subject to meeting certain milestones

KORE

- Supply Agreement with KORE Power scaling to ~12K tpa of anode material

SAMSUNG SDI

- MOU with Samsung SDI for evaluation of NOVONIX materials

PHILLIPS 66

- In August 2021, Phillips 66 made a $150 million strategic investment to become NOVONIX's largest shareholder and engaged Phillips 66 in technology development agreement

Harper International

- Partnership with Harper International, a domestic specialized furnace technology leader, developing and supplying NOVONIX with proprietary systems for thermal processing

NOVONIX
ASX: NVX Nasdaq: NVX
Annual General Meeting, April 2024
11

Strong EV Growth Building Pressure for a Localized Supply Chain

Battery Demand Remains Robust (GWh)



+36% CAGR
ESS
Various OEMS
Toyota
Volkswagen
BMW
Stellantis
Honda
Ford
GM
Tesla
Other
150
1,259
2023
2025
2030

- Market is estimating ~20% North American growth in 2024. Some OEMs have slowed plans, but new entrants have increased overall demand
- Government incentives are supporting the projected ~ 50% adoption rate in electric vehicle by 2030
- Forecasted EV demand showing double digit growth through 2030

Global Trade Policies Support Localization of US Supply Chain



China imposes export curbs on graphite
Restrictions on critical electric vehicle battery material set to escalate trade tensions with US
REUTERS
China
China, world's top graphite producer, tightens exports of key battery material
By Siyi Liu and Dominique Patton
THE JAPAN NEWS
China's Drastic Reduction in Graphite Exports to Japan; Urgent Need for Diversification in Japanese Imports

- Strong U.S. reliance on Chinese graphite and battery materials presents challenges for IRA compliance
- China announced export controls for battery graphite. Recent trade statistics reported from Japan News showed China is limiting exports to Japan and United States
- U.S. IRC provides the advanced manufacturing production tax credit Section 45X and the revival of the qualifying advanced energy investment credit under Section 48C

Source: Benchmark Minerals Intelligence (December '23), Bernstein, Company Reports

NOVONIX
ASX: NVX Nasdaq: NVX
Annual General Meeting, April 2024
12

NOVONIX to Commission the First Large Scale Battery Grade Synthetic Graphite Production Facility in North America

Riverside Facility Overview

- Purchased and opened Riverside facility in 2021, highlighted by a grand opening attended by US Secretary of Energy Jennifer Granholm
- Facility to scale to 20K tpa aligned with customer demand
- Progressed engineering to support procurement of additional primary production equipment to meet 2024 targets


NOVONIX

Riverside Facility in Chattanooga, Tennessee

Readiness for Commercial Production

Technology/Product

- NOVONIX is running regular Generation 3 Furnace production campaigns to optimize operational performance and support customer sampling programs
- Recent production campaigns validate furnace throughput, sustainability and demonstrate improving operating margin of ~23% to ~28% for Riverside

Customers Supply Agreements

- Supply Agreement with KORE Power to supports scaling to 12K tpa for their KOREplex facility
- Panasonic Energy signed binding supply agreement for 10K tonnes from 2025-2028

Financing

- NOVONIX was awarded a grant from MESC for US$100 million
- Selected to receive a US$103 million under the 48C tax credit
    - Qualifying advanced energy project credit can be monetized through its sale for cash
    - Company has a period of two years within which to satisfy the requirements and claim the tax credit

NOVONIX
ASX: NVX Nasdaq: NVX
Annual General Meeting, April 2024
13

NOVONIX Facility Growth Aligned with Projected Customer Demand

Total North American Potential Customer Demand vs Forecasted Supply (K tpa) [1]



2030
Demand
Supply
NVX
N.A.
0
500
1,000
1,500
K tpa[1]

NOVONIX has signed agreements with KORE Power, Panasonic Energy & LGES which account for 32% of North American forecasted customer demand in 2030[1]

Key Highlights Supporting NOVONIX Growth

- **Engineering Progressed to Scale Production Capacity**
  - All additional primary production equipment ordered to support initial 3K tpa
  - Engineering work confirmed necessary equipment needs, upgrades, and flow optimization to meet facility capacity of 20K tpa
  - Engaged independent engineering review to be completed in the second quarter and support expansion to 20K tpa
- **Riverside Facility Anchored by Customer Supply Agreements**
  - Panasonic Energy supply agreement for 10K tonnes of anode material over 2025-2028
  - KORE Power starts at 3K tpa run rate and ramps to 12K tpa
  - KORE Power, Panasonic Energy, and LGES represent 32%of 2030 N.A. demand
- **Current Sources of Funds for Riverside**
  - US$62.2 million in cash at March 31, 2024
  - US$100 million non-dilutive grant from MESC
  - NOVONIX has received the US$103 million 48C tax credit which represents a 30% monetizable credit calculated from a qualified invested capital of ~US$343 million.
- **Continue to progress DOE Advanced Technology Vehicle Manufacturing loan application**

1. Benchmark Minerals Intelligence (December '23), NOVONIX

NOVONIX
ASX: NVX Nasdaq: NVX
Annual General Meeting, April 2024
14

Conditional Proposal – Mount Dromedary & Axon Graphite World class, large-scale natural high-grade flake graphite project  Conditional 50/50 Joint Venture with NVX “merging” Mount Dromedary asset in exchange for shares in LEL subsidiary, Axon Graphite Axon Graphite holds the Burke and Corella Tenements in Queensland Intend to list Axon Graphite on the ASX to raise new capital targeting between A$15 million – A$25 million Axon’s principal activities will include:  Advancing the development of the Burke/Mt. Dromedary graphite projects;   Advancing the exploration, evaluation and development of the Corella graphite project;  Progressing the development of a vertically integrated Spherical Purified Graphite Battery Anode Material manufacturing facility in Queensland; and  Investigating and potentially pursuing other prospective projects in the battery minerals sector both in Australia and abroad.  LITHIUM ENERGY LTD Images Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 15

2024 Focus Items - Set For Growth Maintain Industry Leading R&D Efforts for Battery Materials Scale Operations – On Track to Deliver Commercial Production Secure Tier 1 Customers Enhance BTS offerings for additional revenue and services Test high-nickel cathode materials from all-dry, zero-waste process in full-cell performance Advance artificial intelligence/machine learning models, products, and services Secure Financing to Scale Operations Complete Riverside engineering to optimize facility and maximize capacity Installation of equipment to reach 3K tpa by year-end to support customer timelines Leverage Riverside engineering to progress Greenfield facility plans Pursue supply agreements with tier 1 OEMs and cell manufacturers Allocate remaining Riverside capacity through customer supply agreements Continue to allocate Greenfield facility capacity through customer agreements Invest in Riverside with receipt of MESC grant funds Monetize 48C tax credit to scale future production at Riverside facility Progress DOE Loan Program Office application for Greenfield facility, and work to monetize Attract strategic investment aligned with capacity ramp Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 16

Goals for the Future of NOVONIX Forefront of product innovation Recognized battery technology leader  Scaling anode materials production capacity to 150K tpa All-dry, zero-waste cathode technology supported by our propriety processing Highly developed IP with leading market positions Foresee strong cash flow generation and margins NOVONIX Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 17

Contact Information NOVONIX Anode Materials NOVONIX Battery Technology Solutions 1029 West 19th Street, Chattanooga, TN 37408 USA 353 Corporate Place Chattanooga, TN, 37419 USA 177 Bluewater Road Bedford, NS B4B 1H1 Canada 110 Simmonds Drive Dartmouth, NS B3B 1N9 Canada This presentation has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret. Send all investor queries to: ir@novonixgroup.com Company Logo ASX: NVX Nasdaq: NVX Annual General Meeting, April 2024 18